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Filed Pursuant To Rule 424(B)(3)
Registration No. 333-159671

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated June 2, 2009

PROSPECTUS

27,000,000 Shares

Common Stock

               We are offering 27,000,000 shares of our common stock, par value $.0025 per share. All of the shares of common stock offered pursuant to this prospectus are being offered by us.

               The shares are quoted on the NASDAQ Global Select Market under the symbol "STLD." On June 1, 2009, the last sale price of the shares as reported on the NASDAQ Global Select Market was $15.96 per share.

               Investing in our common stock involves risks. See "Risk Factors" beginning on page 6 of this prospectus and under "Item 1A.—Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2008, which we incorporate by reference into this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Steel Dynamics, Inc.	$	$

               We have granted the underwriters an option to purchase up to 4,050,000 additional shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

               Concurrently with this offering of common stock, under a separate prospectus, we are offering $150,000,000 aggregate principal amount of            % Senior Convertible Notes due 2014 (or $172,500,000 aggregate principal amount of            % Notes due 2014 if the overallotment option granted to the underwriters in that offering is exercised in full). Neither offering will be contingent on the completion of the other.

               Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The shares will be ready for delivery on or about                        , 2009. The underwriters expect to deliver the shares only in book-entry from through the facilities of The Depository Trust Company.

Merrill Lynch & Co.	Goldman, Sachs & Co.
Morgan Stanley	J.P.Morgan

BMO Capital Markets

PNC Capital Markets LLC

Wachovia Securities

The date of this prospectus is                        , 2009.

              You should rely only on the information contained or incorporated by reference in this prospectus or any free writing prospectus we provide to you. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus or any free writing prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have materially changed since those dates.

ABOUT THIS PROSPECTUS

              Except as the context otherwise requires, or as otherwise specified or used in this prospectus, the terms "we," "our," "us," "the Company," and "SDI" refer to Steel Dynamics, Inc. and its subsidiaries.

              The distribution of this prospectus and the offering and sale of our common stock in certain jurisdictions may be restricted by law. Persons who come into possession of this prospectus should inform themselves about and observe any such restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

              You should not consider any information in this prospectus to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of our common stock. We are not, and the underwriters are not, making any representation to you regarding the legality of an investment in our common stock by you under applicable investment or similar laws.

              You should read and consider all information contained or incorporated by reference in this prospectus before making your investment decision.

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SUMMARY

              This summary highlights information contained elsewhere or incorporated by reference in this prospectus. Because this is a summary, it does not contain all of the information that may be important to you. For a more complete understanding of our business and this offering, you should read the entire prospectus and the financial statements and other documents incorporated by reference in this prospectus, including our "Risk Factors."

 The Company

              We are one of the largest steel producers and one of the largest metals recyclers in the United States based on a current estimated annual steelmaking capability approaching six million tons and actual 2008 recycled ferrous materials and brokerage volume of 5.6 million tons of ferrous and 912 million pounds of nonferrous metallics. During 2008, our net sales were $8.1 billion and our actual 2008 steel production was 4.8 million tons. At December 31, 2008, we had approximately 6,650 employees in our various operations throughout the eastern half of the United States.

              Steel Dynamics, Inc. was incorporated in August 1993, in Indiana. We maintain our principal executive offices at 6714 Pointe Inverness Way, Suite 200, Fort Wayne, Indiana 46804. Our telephone number is (260) 969-3500.

Recent Developments

              Amendment to Our Credit Agreement.    We have received executed consents from lenders holding a majority of the commitments and outstanding borrowings under our senior secured credit agreement, which we refer to as our "Credit Agreement," consenting to certain amendments to our Credit Agreement, as described below. The Credit Agreement currently consists of a $552.1 million term loan and an $874.0 million revolving credit facility, with approximately $271.0 million of outstanding borrowings under the revolving credit facility as of June 1, 2009.

              Pursuant to the consents, we expect to amend the Credit Agreement to provide (a) that the total debt to EBITDA (earnings before interest, taxes, depreciation, amortization and certain non-cash transactions described in the Credit Agreement) financial covenant, which currently requires a ratio of not more than 5.0 to 1.0, would be suspended until December 31, 2010; (b) that the interest coverage ratio financial covenant, which currently requires a ratio of not less than 2.0 to 1.0, would be amended to require a ratio of not less than 1.25 to 1.0, for the remainder of 2009, 2.0 to 1.0, beginning March 31, 2010, and 2.5 to 1.0, beginning September 30, 2010; and (c) for a new first lien debt to EBITDA financial covenant that requires a ratio of not more than 2.5 to 1.0, beginning June 30, 2009, and 3.0 to 1.0, beginning December 31, 2010. The amendment is also expected to immediately activate the existing accounts receivable and inventory borrowing base limitations for the remainder of the term of the Credit Agreement, which will require that our aggregate amount of outstanding borrowings under the Credit Agreement are less than, at all times, the aggregate of 85% and 65% of the book value of the accounts receivable and inventory that constitutes collateral under the Credit Agreement. A failure to meet this borrowing base will require us to make a mandatory prepayment of borrowings under the Credit Agreement in an amount sufficient to comply with such borrowing base. As of March 31, 2009, we believe that we would be able to draw up to $849.1 million of the available amounts under the revolving credit facility based on this borrowing base limitation. The amendment is also expected to require us to prepay all borrowing under the revolving credit facility with the net proceeds received from the incurrence of certain debt obligations at any time when our ratio of total debt to EBITDA exceeds 5.0 to 1.0 following the incurrence of such debt. The lenders who have provided the consent to the proposed amendment will permit us to use up to a maximum of $150 million of borrowings under the revolving credit facility of the Credit Agreement to repay amounts outstanding under the term loan.

              We intend to use the net proceeds of this offering, along with the net proceeds of the concurrent offering of convertible senior notes, described below, to repay the term loan portion of our Credit Agreement in full. If the net proceeds of this offering and the concurrent offering of convertible senior notes are insufficient to repay the term loan portion of the Credit Agreement in full, we will borrow additional amounts under our revolving credit facility to repay the term loan in full. See "Use of Proceeds." Following this offering and the concurrent offering of convertible senior notes and the repayment of all the borrowings under the term loan portion of our Credit Agreement, we expect to have $226.8 million of outstanding borrowings under the revolving credit facility, with $623.7 million of available borrowings, with, as of May 31, 2009, approximately $23.6 million represented by letters of credit outstanding under the revolving credit facility.

              The execution of the amendment is subject to the completion of customary documentation and the payment of an amendment fee. The amendment is expected to become effective by June 30, 2009. Affiliates of each of the lenders who have consented to the amendment described above are serving as underwriters in this offering.

              Reduction of our common stock dividend.    On June 2, 2009, our board of directors approved a reduction in the quarterly dividend of our common stock from $0.10 per share to $0.075 per share, effective with the dividend payable on July 10, 2009 to holders of record at the close of business on June 30, 2009.

Concurrent Convertible Senior Note Offering

              Concurrently with this offering, under a separate prospectus, dated the date hereof, we are offering $150.0 million aggregate principal amount ($172.5 million aggregate principal amount if the underwriters exercise their overallotment option with respect to that offering in full) of senior convertible notes due 2014, which we refer to as the convertible senior notes, in an underwritten public offering. The notes will bear interest at a rate of        % per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2009. The notes will mature on June 15, 2014. The initial conversion rate will be            shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $                        per share of common stock). On or after June 20, 2012, if the last reported sale price of our common stock for 20 or more trading days (whether or not consecutive) in a period of 30 consecutive trading days ending on the trading day prior to the date we provide the notice of redemption to holders exceeds 130% of the applicable conversion price in effect on each such trading day, we may redeem for cash all or part of the notes at a price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest (including additional interest), if any, to, but excluding, the redemption date.

              We estimate that we will receive net proceeds in the concurrent convertible senior notes offering will be approximately $145.2 million ($167.0 million if the underwriters' overallotment option is exercised in full), after deducting the underwriting discount and estimated expenses payable by us. We plan to use the net proceeds of the concurrent convertible senior notes offering, along with the net proceeds of this offering and additional borrowings under the revolving credit facility of our Credit Agreement, to repay outstanding amounts under the term loan portion of our Credit Agreement. See "Use of Proceeds."

              Neither the completion of the concurrent convertible senior notes offering nor this offering is contingent on the completion of the other; however, the concurrent convertible senior notes offering and this offering are conditioned on such offerings generating net proceeds that, together with borrowings under the revolving credit facility of the Credit Agreement, are sufficient to repay the term loan portion of the Credit Agreement in full.

              Nothing in this prospectus should be construed as an offer to sell, or the solicitation of an offer to buy, any convertible senior notes in the concurrent offering.

The Offering

              The summary below contains basic information about our common stock and this offering and is not intended to be complete. You should read this entire prospectus and the documents incorporated by reference herein, including the financial statements and related notes, before making an investment in our common stock. The "Description of Common Stock" section of this prospectus contains a more detailed description of our common stock. As used in this section, "we," "our" and "us" refer to Steel Dynamics, Inc. and not to any of its consolidated subsidiaries.

Issuer	Steel Dynamics, Inc., an Indiana corporation
NASDAQ Global Select Market Symbol	STLD
Common Stock Offered	27,000,000 shares (or 31,050,000 shares if the underwriters exercise in full their over allotment option to purchase additional shares)
Common Stock Outstanding After this Offering	210,196,348 shares (or 214,246,348 shares if the underwriters exercise in full their over allotment option to purchase additional shares)
Risk Factors

For a discussion of the factors you should carefully consider before deciding to invest in our common stock, see "Risk Factors" beginning on page 6 of this prospectus and "Item 1A.—Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and information in other documents that we file with the SEC, which are incorporated by reference into this prospectus.

Use of Proceeds

We estimate that the net proceeds from this offering will be approximately $411.2 million ($472.9 million if the underwriters' overallotment option is exercised in full), after deducting the underwriting discount and estimated expenses payable by us. We plan to use the net proceeds from this offering, along with the net proceeds from our concurrent convertible senior notes offering, to repay outstanding amounts under the term loan portion of our Credit Agreement. This offering and the concurrent convertible senior notes offering are conditioned on such offerings generating net proceeds that, together with borrowings under the revolving credit facility of the Credit Agreement, if necessary, are sufficient to repay the term loan portion of the Credit Agreement in full. See "Use of Proceeds."

United States Federal Tax Considerations

You should consult your tax advisor with respect to the U.S. federal income tax consequences of the purchase, ownership, and disposition of our common stock in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See "United States Federal Tax Considerations."

              The number of shares of our common stock outstanding after this offering is based on the number of shares outstanding as of May 29, 2009. This number excludes 7,904,860 shares of common stock issuable upon exercise of outstanding stock options and any shares of common stock issuable upon conversion of the convertible senior notes offered in the concurrent offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

              The following summary historical consolidated financial data as of and for each of the years in the three-year period ended December 31, 2008 has been derived from our audited consolidated financial statements. The summary historical consolidated financial data as of and for the three-month periods ended March 31, 2009 and 2008 has been derived from our unaudited consolidated financial statements. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial statements in all material respects. The results for any interim period are not necessarily indicative of the results that may be expected for a full year or any future period. Our audited consolidated financial statements for each of the years in the three-year period ended December 31, 2008 and our unaudited consolidated financial statements for the three months ended March 31, 2009, are incorporated by reference in this prospectus. All prior period share amounts were appropriately adjusted for our March 2008 two-for-one stock split.

              This information is only a summary. You should read the data set forth in the table below in conjunction with our audited consolidated financial statements and the accompanying notes, the unaudited financial statements and accompanying notes and the respective Management's Discussion and Analysis of Financial Condition and Results of Operations contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and in our Quarterly Report on Form 10-Q for the three months ended March 31, 2009, each of which is incorporated by reference in this prospectus.

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006
	(dollars in thousands, except per share data)
Operating data:
Net sales	$814,650	$1,902,205	$8,080,521	$4,384,549	$3,238,787
Costs of goods sold	855,277	1,554,896	6,849,262	3,468,855	2,408,795

Gross profit	(40,627)	347,309	1,231,259	915,694	829,992
Selling, general and administrative expenses	72,976	94,902	376,019	224,540	170,878

Operating income	(113,603)	252,407	855,240	691,154	659,114
Interest expense, net of capitalized interest	36,251	29,807	144,574	55,416	32,104
Other (income) expense	(748)	(7,806)	(33,147)	5,500	(4,545)

Income before income taxes	(149,106)	230,406	743,813	630,238	631,555
Income tax expense	(59,332)	87,374	280,427	235,672	234,848
Noncontrolling interest	(1,912)	475	*	*	*

Net income(1)	$(87,862)	$142,557	$463,386	$394,566	$396,707

Basic earnings per share	$(.48)	$.75	$2.45	$2.12	$2.11

Weighted average common shares outstanding	182,000	189,039	189,140	186,321	187,863

Diluted earnings per share	$(.48)	$.72	$2.38	$2.01	$1.89

Weighted average common shares and share equivalents outstanding	182,000	199,317	194,586	196,805	211,548

Cash dividends declared per share	$.10	$.10	$.40	$.30	$.25

	Three Months Ended March 31,			Years Ended December 31,
	2009	2008		2008		2007		2006
	(dollars in thousands, except per share data)
Other financial data:
Capital expenditures	$74,338	$93,764		$412,497		$395,198		$128,618
Ratio of earnings to fixed charges(2)	—	6.67	x	5.05	x	9.37	x	17.20	x
Balance sheet data:
Cash and equivalents	$16,067	$58,889		$16,233		$28,486		$29,373
Working capital	637,161	917,562		738,934		791,703		639,204
Net property, plant and equipment	2,108,657	1,720,276		2,072,857		1,652,097		1,136,703
Total assets	4,926,079	4,821,612		5,253,577		4,519,453		2,247,017
Long-term debt (including current maturities)	2,514,464	2,017,912		2,650,384		2,029,845		438,878
Stockholders' equity	1,538,944	1,616,057		1,623,886		1,529,196		1,231,108

*
Due to immaterial nature of adoption of FAS 160 in 2009, prior year financial results have not been restated.

(1)
Net income (loss) for the three months ended March 31, 2009 and 2008 represent amounts attributable to Steel Dynamics, Inc. Net income (loss) for the three months ended March 31, 2009 and 2008 was $(89,774) and $143,032, respectively.

(2)
For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and extraordinary items, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs.

RISK FACTORS

              Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained herein or incorporated by reference into this prospectus before deciding whether to purchase our common stock. In addition, you should carefully consider, among other things, the matters discussed under "Item 1A.—Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and information in other documents that we file with the SEC, which are incorporated by reference into this prospectus. The risks and uncertainties described in such incorporated documents and described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition and results of operations would suffer. In that event, the trading price of our common stock could decline. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See "Forward-Looking Statements." As used below under "—Risks Related to our Common Stock," "we," "our" and "us" refer to Steel Dynamics, Inc. and not to any of its consolidated subsidiaries.

 Additional Risks Related to our Business and Industry

Risks related to the proposed amendments to our Credit Agreement.

              Under the existing terms of the financial covenants under our Credit Agreement, based on the current economic environment and our outlook, we believe we may be in violation of certain of the financial covenants in our Credit Agreement in 2009. The amendments to our Credit Agreement, described in "Summary—Recent Developments—Amendment to Our Credit Agreement," are expected to increase the flexibility afforded to us under those covenants; however, the proposed amendments will impose new financial covenants, such as a new first lien debt to EBITDA financial covenant and the imposition of a new borrowing base restriction to the maximum borrowings under the Credit Agreement. We cannot assure you that these new covenants will not adversely affect our ability to finance our future operations and capital needs or restrict our ability to conduct and expand our business and pursue other business strategies. Additionally, our ability to meet any financial covenants in the Credit Agreement are affected by events beyond our control, including general economic and business conditions, and we cannot assure that we will maintain our compliance with these covenants in the future.

We may not have sufficient cash flow to make payments on our debt.

              After giving effect to this offering, our concurrent convertible senior note offering and the application of the net proceeds therefrom, as of March 31, 2009, we would have had $2.1 billion of indebtedness, which would have represented approximately 52% of our total consolidated capitalization, including current maturities of long-term debt.

              Our ability to pay principal and interest on our debt and to fund our planned capital expenditures depends on our future operating performance. For the first quarter of 2009, we reported a net loss of $87.9 million, as compared to net income of $142.6 million for the first quarter of 2008. Our future operating performance is subject to a number of risks and uncertainties that are often beyond our control, including general economic conditions and financial, competitive, regulatory and environmental factors. Consequently, we cannot assure you that we will have sufficient cash flow to meet our liquidity needs, including making payments on our indebtedness.

              If our cash flow and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to sell assets, seek additional capital or restructure or refinance our debt. We cannot assure you that the terms of our debt will allow for these alternative measures, that such measures would satisfy our scheduled debt service obligations or that we would be able to implement any of these measures on favorable terms or at all.

              If we cannot make scheduled payments on our debt:

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  our debtholders could declare all outstanding principal and interest to be due and payable;

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  the lenders under our Credit Agreement could terminate their commitments and commence foreclosure proceedings against our assets;

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  we could be forced into bankruptcy or liquidation; and

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  the market price of our common stock could decline.

              The amount of our indebtedness may limit our financial and operating flexibility. For example, it could:

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  make it more difficult to satisfy our obligations with respect to our debt;

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  limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, reducing our ability to use these funds for other purposes;

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  limit our ability to adjust rapidly to changing market conditions; and

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  increase our vulnerability to downturns in general economic conditions or in our business.

Despite the level of our indebtedness, we may still incur significantly more debt, which could further increase the risks described above.

              After giving effect to this offering, our concurrent convertible senior note offering and the application of the net proceeds therefrom, as of March 31, 2009, we would have had $2.1 billion of indebtedness, which would have represented approximately 52% of our total consolidated capitalization, including current maturities of long-term debt. The terms of our Credit Agreement limit but do not prohibit us or our subsidiaries from incurring additional indebtedness in the future. Moreover, the terms of the convertible senior notes we are offering concurrently do not limit our ability to incur additional indebtedness. If new indebtedness is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify, and we may not be able to meet all our debt obligations, in whole or in part. Subject to certain limitations, any additional debt could also be secured or incurred by our subsidiaries, which could increase the risks described above.

We face risks related to rating agency downgrades.

              If our debt is downgraded, raising capital will become more difficult, borrowing costs under our credit facilities and other future borrowings will increase, the terms under which we purchase goods and services will be affected, our ability to take advantage of potential business opportunities will be limited and the market price of our common stock may decrease. We may also be forced to provide collateral or financial assurance for environmental closure and other presently unsecured obligations.

Our industry is affected by cyclical and global economic factors including the risk of a prolonged recession.

              Our financial results are substantially dependent upon overall economic conditions in the United States, in Europe and in Asia. A prolonged or a deepening recession in the United States, or globally, could substantially further decrease the demand for our products below already currently depressed levels and adversely affect our business. Many of our products are commodities, subject to cyclical fluctuations in supply and demand in both metal consuming industries and in construction.

Metals industries have historically been vulnerable to significant declines in consumption and product pricing during prolonged periods of economic downturn such as at present. Likewise, the pace of construction activity has historically slowed significantly during economic downturns and is already at historically low levels today. Moreover, many of our customers rely on access to credit to adequately fund their operations or to finance construction projects, and the inability of our customers to access credit facilities has affected and may continue to adversely affect our business by reducing our sales, increasing our exposure to uncollectible customer accounts and reducing our profitability.

              Our business supports cyclical industries such as commercial and government construction, energy, metals service center, automotive, petrochemical and original equipment manufacturing. These industries may experience significant fluctuations in demand for our products based on economic conditions, energy prices, consumer demand and decisions by governments to either fund or not to fund infrastructure projects such as highways, bridges, schools, energy plants and airports. Many of these factors are beyond our control. In particular, recent developments in the auto industry, including the filings for bankruptcy protection by Chrysler LLC and General Motors Corporation, may have a material adverse impact on our sales and on our ability to collect amounts that customers owe us. As a result of the volatility in the industries we serve, we may have difficulty increasing or maintaining our level of sales or profitability. If the industries we serve continue to suffer a prolonged downturn, then our business may be further adversely affected.

Risks Related to our Common Stock

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

              The market price of our common stock has experienced, and may continue to experience, significant volatility. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common stock. These risks include those described or referred to in this "Risk Factors" section and in the other documents incorporated herein by reference, as well as, among other things:

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  our operating and financial performance and prospects;

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  our ability to repay our debt;

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  investor perceptions of us and the industry and markets in which we operate;

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  future sales of equity or equity-related securities;

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  changes in earnings estimates or buy/sell recommendations by analysts; and

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  general financial, domestic, international, economic and other market conditions.

              In addition, the stock market in recent years has experienced significant price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. Furthermore, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management. As a result of these factors, among others, the value of your investment may decline.

              Although we are not entering into any such transactions at the time we issue our common stock, we may in the future engage in derivative transactions with counterparties in order to mitigate in part the potential for dilution associated with conversions of the convertible senior notes we are offering concurrently with this offering. In connection with establishing initial hedge positions with respect to any such derivative transactions, such counterparties and/or their affiliates may purchase or sell our common stock or enter into various derivative transactions with respect to our common stock concurrently with or shortly after entering into such transactions. In addition, the counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our common stock and/or by selling or purchasing our common stock in secondary market transactions following the entry into such derivative transactions. These activities could affect the market value of our common stock.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

              Except as described under the heading "Underwriting", we are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. As part of this offering, we expect to issue 27,000,000 shares of common stock (or up to 31,050,000 shares of common stock if the underwriters overallotment option is exercised in full).

              Concurrently with this offering, we are also offering, in the concurrent convertible senior notes offering, up to $150.0 million aggregate principal amount of            % convertible senior notes due 2014 (or up to $172.5 million aggregate principal amount of            % convertible senior notes due 2014 if the underwriters exercise their overallotment option) which, based on the initial conversion rate and assuming no exercise of the underwriters' overallotment option, would be convertible into an aggregate of           shares of our common stock. The issuance of additional shares of our common stock in this offering and in connection with conversions of the convertible senior notes, or other issuances of our common stock or convertible securities, including outstanding options and warrants, or otherwise will dilute the ownership interest of our common stockholders.

              Sales of a substantial number of shares of our common stock or other equity-related securities in the public market, or any hedging or arbitrage trading activity that we expect to develop involving our common stock as a result of the convertible senior notes offering, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. In addition, in July 2008, we filed a registration statement with the Securities and Exchange Commission that registers the resale of 18,339,340 shares of our common stock by certain individuals and entities from whom we purchased OmniSource Corporation. These stockholders have not agreed to any restrictions on the sales of their common stock in connection with this offering or otherwise. Any sales of our common stock by these stockholders, or the perception that any such sales may occur, could also depress the market price of our common stock. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

Dividends on our common stock could be further reduced or eliminated in the event of material future deterioration in business conditions.

              On June 2, 2009, we announced that our board of directors is reducing the quarterly dividend on our common stock from $0.10 to $0.075 per share, effective with the dividend payable on July 10, 2009.

              Although we have historically paid a quarterly cash dividend to the holders of our common stock, holders of our common stock are not entitled to receive dividends. The downturn in the domestic and global economies could cause our board of directors to consider, among other things, further reducing dividends paid on our common stock. This could adversely affect the market price of our common stock.

FORWARD-LOOKING STATEMENTS

              Throughout this prospectus, including documents we may incorporate by reference, we may make statements that express our opinions, expectations, or projections regarding future events or future results, in contrast with statements that reflect historical facts. These predictive statements, which we generally precede or accompany by such typical conditional words as "anticipate," "intend," "believe," "estimate," "plan," "seek," "project" or "expect," or by the words "may," "will" or "should," are intended to operate as "forward-looking statements" of the kind permitted by the Private Securities Litigation Reform Act of 1995, incorporated in Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. That legislation protects such predictive statements by creating a "safe harbor" from liability in the event that a particular prediction does not turn out as anticipated.

              While we always intend to express our best judgment when we make statements about what we believe will occur in the future, and although we base these statements on assumptions that we believe to be reasonable when made, these forward-looking statements are not a guarantee of performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many uncertainties and other variable circumstances, many of which are outside of our control, that could cause our actual results and experience to differ materially from those we thought would occur.

              The following listing represents some, but not necessarily all, of the factors that may cause actual results to differ from those we may have anticipated or predicted:

  •
  cyclical changes in market supply and demand for steel and recycled ferrous and nonferrous metals; general economic conditions affecting their consumption; U.S. or foreign trade policy affecting the price of these imported materials, or adverse outcomes of pending and future trade cases alleging unlawful practices in connection with imports or exports, including the repeal, lapse or exemptions, from existing U.S. tariffs on imported steel; and governmental monetary or fiscal policy in the U.S. and other major international economies;

  •
  inability to integrate acquired businesses as quickly and effectively as anticipated;

  •
  changes in the availability or cost of recycled ferrous metals or in the availability or cost of iron substitute materials, including pig iron, or other raw materials or supplies which we use in our production processes, as well as periodic fluctuations in the availability and cost of electricity, natural gas or other utilities;

  •
  the occurrence of unanticipated equipment failures and plant outages or the occurrences of extraordinary operating expenses;

  •
  margin compression resulting from our inability to pass increases in costs of raw materials and supplies through to our customers, through price increases or surcharges;

  •
  loss of business from one or more of our major customers or end-users;

  •
  labor unrest, work stoppages and/or strikes involving our own workforce, those of our important suppliers or customers, or those affecting the steel industry in general;

  •
  the impact of, or changes in, environmental laws or in the application of other legal or regulatory requirements upon our production processes or costs of production or upon those of our suppliers or customers, including actions by government agencies, such as the U.S. Environmental Protection Agency or related state agencies, on pending or future environmentally related construction or operating permits;

  •
  private or governmental liability claims or litigation, or the impact of any adverse outcome of any litigation on the adequacy of our reserves, the availability or adequacy of our insurance coverage, our financial well-being or our business and assets;

  •
  increases in interest rates, associated spreads, or other borrowing costs, or the effect of existing and future amendments to loan covenants or restrictions upon the cost or availability of credit to fund operations or to take advantage of other business opportunities;

  •
  changes in our business strategies or development plans which we may adopt or which may be brought about in response to actions by our suppliers or customers, and any difficulty or inability to successfully consummate or implement as planned any planned or potential projects, acquisitions, joint ventures or strategic alliances;

  •
  the effectiveness of the proposed amendment to our Credit Agreement and the expected terms of such amendment; and

  •
  the impact of regulatory or other governmental permits or approvals, litigation, construction delays, cost overruns, technology risk or operational complications upon our ability to complete, start-up or continue to profitably operate a project or a new business, or to complete, integrate and operate any potential acquisitions as anticipated.

              We also believe that you should read the many factors described under "Risk Factors" in this prospectus and under "Item 1A.—Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2008, to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements.

              Any forward-looking statements which we make in this prospectus or in any of the documents that are incorporated by reference herein speak only as of the date of such statement, and we undertake no ongoing obligation to update such statements. Comparisons of results between current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

MARKET DATA

              We obtained market and competitive position data used in this prospectus, including documents we incorporate by reference, from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified.

 USE OF PROCEEDS

              We estimate that the net proceeds from this offering will be approximately $411.2 million ($472.9 million if the underwriters' overallotment option is exercised in full), based on an assumed offering price of our common stock of $15.96 per share, which is the last reported sale price of our common stock on the NASDAQ Global Select Market on June 1, 2009, after deducting the underwriting discount and estimated expenses payable by us.

              We estimate that the net proceeds from our concurrent convertible senior notes offering will be approximately $145.2 million ($167.0 million if the underwriters' overallotment option in that offering is exercised in full), after deducting the underwriting discount and estimated expenses payable by us.

              We plan to use the net proceeds from this offering, along with the net proceeds from our concurrent convertible senior notes offering to repay outstanding indebtedness under the term loan portion of our Credit Agreement. The Credit Agreement matures on June 19, 2012. The weighted average interest rate on outstanding indebtedness under the term loan portion of our Credit Agreement was 2.31% as of March 31, 2009. If the net proceeds of this offering and the concurrent offering of convertible senior notes are insufficient to repay the term loan portion of the Credit Agreement in full, we will borrow additional amounts under our revolving credit facility to repay the term loan in full.

              Neither the completion of this offering nor the completion of our concurrent offering of convertible senior notes is contingent on the completion of the other; however, this offering and the concurrent convertible senior notes offering are conditioned on such offerings generating net proceeds that, together with borrowings under the revolving credit facility of the Credit Agreement, if necessary, are sufficient to repay the term loan portion of the Credit Agreement in full.

              Nothing in this prospectus should be construed as an offer to sell, or the solicitation of an offer to buy, any convertible senior notes in the concurrent offering.

CAPITALIZATION

              The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2009 on:

  •
  an actual historical basis;

  •
  an as adjusted basis to give effect to the receipt of the net proceeds from this offering and the application of such proceeds to repay outstanding indebtedness under the term loan portion of our Credit Agreement, as described under "Use of Proceeds;" and

  •
  an as further adjusted basis to give further effect to the receipt of the net proceeds from our concurrent convertible senior notes offering and the application of such net proceeds to repay all remaining outstanding indebtedness under the term loan portion of our Credit Agreement, as described under "Use of Proceeds."

              This information should be read in conjunction with our consolidated financial statements, including the notes thereto, and other financial information pertaining to us included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and in our Quarterly Report on Form 10-Q for the three months ended March 31, 2009 and incorporated herein by reference.

	As of March 31, 2009
	Actual	As Adjusted	As Further Adjusted
	(dollars in thousands)
Cash and cash equivalents(1)	$16,067	$16,067	$16,067

Credit agreement
Revolving credit facility	$231,000	$231,000	$226,771
Term loan	552,100	140,921	—
Other secured obligations	31,364	31,364	31,364
7 3/8% senior notes due 2012	700,000	700,000	700,000
6 3/4% senior notes due 2015	500,000	500,000	500,000
7 3/4% senior notes due 2016	500,000	500,000	500,000
% convertible senior notes due 2014	—	—	150,000

Total debt	2,514,464	2,103,285	2,108,135
Common stock, $.0025 par value; 900,000,000 shares authorized, 218,771,002 issued and 182,130,997 outstanding, actual; 900,000,000 shares authorized, 245,771,002 shares issued and 209,130,997 outstanding, as adjusted and as further adjusted	545	612	612
Treasury stock, at cost	(734,083)	(734,083)	(734,083)
Additional paid-in-capital	544,971	956,082	956,082
Other accumulated comprehensive loss	(1,073)	(1,073)	(1,073)
Retained earnings(2)	1,714,310	1,713,362	1,713,038
Noncontrolling interest	14,274	14,274	14,274

Total stockholders' equity	1,538,944	1,949,174	1,948,850

Total capitalization	$4,053,408	$4,052,459	$4,056,985

(1)
Does not reflect the payment of fees associated with the proposed amendment to our Credit Agreement.

(2)
As adjusted and as further adjusted retained earnings reflects the write-off of the deferred financing costs associated with the repayment of the term loan portion of our Credit Agreement.

 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

              Our common stock is listed on the NASDAQ Global Select Market under the symbol "STLD." The following share data has been adjusted to reflect our two-for-one stock split effective March 2008. The following table shows the quarterly range of the high and low sale prices for our common stock as reported by the NASDAQ Global Select Market and the dividend we paid per share of common stock in each of the periods indicated.

	Common Stock Market Price
			Dividends Declared
	High	Low
2007
First Quarter	$22.14	$15.43	$.075
Second Quarter	24.77	19.46	.075
Third Quarter	24.88	16.81	.075
Fourth Quarter	30.67	21.77	.075
2008
First Quarter	$35.28	$21.14	$.10
Second Quarter	40.92	32.28	.10
Third Quarter	38.67	15.47	.10
Fourth Quarter	16.94	5.18	.10
2009
First Quarter	$14.39	$5.95	$.10
Second Quarter (thru June 1, 2009)	16.16	8.18	0.075

              The last reported sale price of our common stock on the NASDAQ Global Select Market on June 1, 2009 was 15.96 per share. As of March 31, 2009, there were 182,130,997 shares of our common stock outstanding held by approximately 25,800 shareholders of record. Such number of record owners was determined from our shareholder records and does not include beneficial owners of our common stock held in the name of various security holders, dealers and clearing agencies.

              Holders of our common stock are entitled to receive such dividends as our board of directors from time to time may declare out of funds legally available therefore. Our board of directors has no obligation to declare dividends under Indiana law or our articles of incorporation, as amended. Any determination by our board of directors to pay dividends in the future will be based on various factors, including economic conditions and our financial condition, results of operations and current and anticipated cash needs.

              Our board of directors approved a reduction in the quarterly dividend of our common stock from $0.10 per share to $0.075 per share, effective with the dividend payable on July 10, 2009 to holders of record at the close of business on June 30, 2009.

DESCRIPTION OF COMMON STOCK

              The following is a description of our common stock. This description is not complete, and we qualify this description by referring to our amended and restated articles of incorporation and our amended and restated bylaws, both of which we incorporate by reference in this prospectus, and to the laws of the state of Indiana.

Authorized Common Stock

              We are currently authorized to issue 900,000,000 shares of common stock, par value $.0025 per share. Each share of our common stock has the same relative rights as, and is identical in all respects to, each other share of our common stock. On May 29, 2009, there were 183,196,348 shares of our common stock outstanding.

General

              Voting Rights.    The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. Our Articles of Incorporation do not provide for cumulative voting in the election of directors and, thus, holders of a majority of the shares of our common stock may elect all of the directors standing for election.

              Dividends Rights.    All holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the our board of directors in its discretion from funds legally available therefore.

              Liquidation Rights.    In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to receive ratably the net assets of the Company that are available after the payment of all debts and liabilities, subject to the distribution rights of shares of preferred stock, if any, then outstanding.

              Issuance of Common Stock.    Shares of common stock may be issued from time to time as our board shall determine and on such terms and for such consideration as shall be fixed by the board. The authorized number of shares of common stock may, without a class or series vote, be increased or decreased from time to time by the affirmative vote of a majority of the stock entitled to vote.

              Other Matters.    Holders of our common stock have no preemptive rights or rights to convert their our common stock into any other securities, nor are there any redemption or sinking fund provisions applicable to the our common stock.

 UNITED STATES FEDERAL TAX CONSIDERATIONS

              The following is a summary of U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with shares of common stock that are held as a capital asset by a non-U.S. holder who purchases common stock in this offering.

              A "non-U.S. holder" means a person (other than an entity that is treated as a partnership for U.S. federal income tax purposes) that is not for U.S. federal income tax purposes any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

              This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the "Code," and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, "controlled foreign corporation," "passive foreign investment company" or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

              If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisors.

              If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

              Dividends paid to a non-U.S. holder of our common stock (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

              A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

              A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

              Any gain realized on the sale, exchange or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and your holding period in the common stock, and (i) the non-U.S. holder beneficially owns, or has owned, more than 5% of the total fair value of our common stock at any time during the five-year period preceding such disposition, or (ii) our common stock ceases to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs..

              An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

              We believe we are not and do not anticipate becoming a "United States real property holding corporation" for U.S. federal income tax purposes.

Federal Estate Tax

              Shares of our common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

              We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

              A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

              Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

              Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
BMO Capital Markets Corp.
PNC Capital Markets LLC
Wachovia Capital Markets, LLC

Total	27,000,000

              Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Steel Dynamics, Inc.	$	$	$

              The expenses of the offering, not including the underwriting discount, are estimated at $            and are payable by us.

Overallotment Option

              We have granted an option to the underwriters to purchase up to 4,050,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

  •
  offer, pledge, sell or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant for the sale of any common stock,

  •
  lend or otherwise dispose of or transfer any common stock,

  •
  request or demand that we file a registration statement related to the common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of lock-up period referred to above, we issue an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

NASDAQ Global Select Market Listing

              The shares are listed on the NASDAQ Global Select Market under the symbol "STLD."

FINRA Regulations

              As described in "Use of Proceeds," some of the net proceeds of this offering may be used to pay down borrowings under our senior secured credit agreement.. Because more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by affiliates of the underwriters in this offering, this offering is being conducted in compliance with the Financial Industry Regulatory Authority ("FINRA") Rule 5110(h). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of equity securities for which a "bona fide independent market," as defined by the FINRA rules, exists as of the date of the filing of the registration statement and as of the effective date thereof.

Price Stabilization, Short Positions, and Penalty Bids

              Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

              In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Electronic Offer, Sale and Distribution of Shares

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representatives may facilitate Internet distribution for this offering to certain of its Internet subscription customers. The representatives may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by the representatives. Other than the prospectus in electronic format, the information on the representatives' web site is not part of this prospectus.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Certain of the underwriters and/or their affiliates are parties to, and lenders under, our Credit Agreement and will receive a portion of the net proceeds of this offering used to repay outstanding indebtedness under the term loan portion of the Credit Agreement.

Notice to Prospective Investors in the EEA

              In relation to each Member State of the European Economic Area (the "EEA") which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

    (a)
    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

    (b)
    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

    (c)
    by the underwriters to fewer than 100 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

    (d)
    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

              Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we, nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by underwriters which constitute the final offering of shares contemplated in this prospectus.

              For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant

Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

              Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

    (a)
    it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

    (b)
    in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

              This document as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document , do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

              The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

              This document as well as any other material relating to the shares is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

              This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Investors in Hong Kong

              The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

              This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

              Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

              The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

              The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Barrett & McNagny LLP, Fort Wayne, Indiana with respect to Indiana law. The underwriters have been represented by Shearman & Sterling LLP, New York, New York.

EXPERTS

              The consolidated financial statements of Steel Dynamics, Inc. appearing in Steel Dynamics, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2008, and the effectiveness of Steel Dynamics, Inc.'s internal control over financial reporting as of December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

              We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also accessible through the Internet at the SEC's website at http://www.sec.gov and on our website at http://www.steeldynamics.com. Our common stock is quoted on the NASDAQ Global Select Market under the symbol "STLD," and our SEC filings can also be read at the following address: Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION BY REFERENCE

              The SEC allows us to "incorporate by reference" into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will update and supersede this information. We have elected to provide the information regarding us and our business by reference to reports we regularly file with the SEC. We incorporate by reference the following documents and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, until the termination of this offering, except that, unless otherwise indicated, we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

  •
  Annual Report on Form 10-K for the year ended December 31, 2008, filed February 27, 2009, including information specifically incorporated by reference into the Form 10-K from our definitive proxy statement for our 2009 Annual Meeting of Stockholders filed on April 3, 2009;

  •
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed May 11, 2009; and

  •
  Current Reports on Form 8-K, filed January 27, 2009, March 12, 2009, March 23, 2009, March 24, 2009 and April 23, 2009 and Current Report on Form 8-K/A filed May 15, 2009.

  •
  The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on November 13, 1996.

              The information incorporated by reference is an important part of this prospectus. Any statement contained in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed to constitute a part of this prospectus except as so modified or superseded.

              The documents incorporated by reference into this prospectus are also available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference into this prospectus to any person by first-class mail, without charge, upon written or oral request.

              Requests for documents should be directed to:

Steel Dynamics, Inc.
Investor Relations Department
6714 Pointe Inverness Way, Suite 200
Fort Wayne, Indiana 46804
(260) 459-3553
(260) 969-3590 (fax)

              As of June 30, 2009:

Steel Dynamics, Inc.
Investor Relations Department
7575 West Jefferson Boulevard
Fort Wayne, Indiana
(260) 969-3500
(260) 969-3590 (fax)

27,000,000 Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Goldman, Sachs & Co.

Morgan Stanley

J.P.Morgan

BMO Capital Markets

PNC Capital Markets LLC

Wachovia Securities

                          , 2009